Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

QNB Corp. and subsidiary

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of our reports dated March 13, 2015, relating to the consolidated balance sheets of QNB Corp. and subsidiary as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2014, which appear in the December 31, 2014 annual report on Form 10-K.

/s/ Baker Tilly Virchow Krause, LLP

Allentown, Pennsylvania

August 6, 2015